# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GSR IV Acquisition Corp., CIK 0002072404
CUSIP: G4R12K123
Title of class of securities: Class A ordinary shares, par value $0.0001
Address of issuer's principal executive offices: 5900 Balcones Drive, Suite 100, Austin, Texas (TX), 78731
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001352851

## Reporting persons
- MAGNETAR FINANCIAL LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (5.28% of the class)
- MAGNETAR CAPITAL PARTNERS LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (5.28% of the class)
- SUPERNOVA MANAGEMENT LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (5.28% of the class)
- DAVID J. SNYDERMAN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (5.28% of the class)

## Item 1. Issuer
Name of issuer: GSR IV Acquisition Corp.
Address of issuer's principal executive offices: 5900 Balcones Drive, Suite 100, Austin, TX, 78731

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following person (collectively, the "Reporting Persons"):
i) Magnetar Financial LLC ("Magnetar Financial");
ii) Magnetar Capital Partners LP (Magnetar Capital Partners");
iii) Supernova Management LLC ("Supernova Management"); and
iv) David J. Snyderman ("Mr. Snyderman").

This statement relates to the Shares (as defined herein) held for Magnetar Constellation Master Fund, Ltd ("Constellation Master Fund"), Magnetar Xing He Master Fund Ltd ("Xing He Master Fund"), Purpose Alternative Credit Fund Ltd ("Purpose Credit Fund"), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP ("Structured Credit Fund"), a Delaware limited partnership; Magnetar Alpha Star Fund LLC ("Alpha Star Fund"), Magnetar Lake Credit Fund LLC ("Lake Credit Fund"), Purpose Alternative Credit Fund - T LLC ("Purpose Credit Fund - T"), Magnetar Waterfront Series A LLC ("Waterfront Series A Fund"), all Delaware limited liability companies; collectively (the "Magnetar Funds"). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Shares held for the Magnetar Funds' accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The administrative manager of Supernova Management is Mr. Snyderman.
Address of principal business office or, if none, residence: The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship:
Place of Organization.
i) Magnetar Financial is a Delaware limited liability company;
ii) Magnetar Capital Partners is a Delaware limited partnership;
iii) Supernova Management is a Delaware limited liability company; and
iv) Mr. Snyderman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2025, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman held 1,250,000 Shares. The amount consists of (A) 250,000 Shares held for the account of Constellation Master Fund; (B) 262,500 Shares held for the account of Lake Credit Fund; (C) 250,000 Shares held for the account of Structured Credit Fund; (D) 225,000 Shares held for the account of Xing He Master Fund; (E) 137,500 Shares held for the account of Alpha Star Fund; (F) 62,500 Shares held for the account of Purpose Credit Fund; (G) 25,000 Magnetar Waterfront Series A LLC ("Waterfront Series A Fund"); and (H) 37,500 Shares held for the account Purpose Credit Fund - T LLC.

The Shares held by the Magnetar Funds represent approximately 5.28% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).
Percent of class: As of September 30, 2025, each of the Reporting Persons were deemed to be the beneficial owner constituting approximately 5.28% of the total number of shares outstanding (based upon the information provided by the Issuer in its 8-K filed with the SEC on September 11, 2025, there were approximately 23,655,500 Shares outstanding).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,250,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,250,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated as of November 12, 2025, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on November 12, 2025.

## Signatures
- MAGNETAR FINANCIAL LLC: /s/ Hayley Stein, Name: Hayley Stein Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (11/12/2025)
- MAGNETAR CAPITAL PARTNERS LP: /s/ Hayley Stein, Name: Hayley Stein Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (11/12/2025)
- SUPERNOVA MANAGEMENT LLC: /s/ Hayley Stein, Name: Hayley Stein Title: Attorney-in-fact for David J. Snyderman, Administrative Manager (11/12/2025)
- DAVID J. SNYDERMAN: /s/ Hayley Stein, Name: Hayley Stein Title: Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (11/12/2025)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner

MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner